UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d - 1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d - 2(a)

Fidelity National Information Services Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
31620M 10 6
(CUSIP Number)
Todd C. Johnson
Senior Vice President and Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. 31620M 10 6	13D	Page 2 of 14

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620M 10 6	13D	Page 3 of 14

1	NAMES OF REPORTING PERSONS: Fidelity National Financial, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	86-0498599

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		96,214,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,432,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		96,214,500

WITH	10	SHARED DISPOSITIVE POWER:

		1,432,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	97,646,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	50.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 31620M 10 6	13D	Page 4 of 14

1	NAMES OF REPORTING PERSONS: Chicago Title Insurance Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-2468956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		701,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

701,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

701,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO, IC

CUSIP No. 31620M 10 6	13D	Page 5 of 14

1	NAMES OF REPORTING PERSONS: Fidelity National Title Insurance Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
86-0417131

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		731,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

731,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

731,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO, IC

CUSIP No. 31620M 10 6	13D	Page 6 of 14
     This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on February 6, 2006 with the Securities and Exchange Commission by Fidelity National Financial, Inc. (NYSE:FNF), in connection with its beneficial ownership of the shares of common stock, par value $0.01 per share, of Fidelity National Information Services Inc. (NYSE:FIS) (as amended by Amendment No. 1 filed on April 27, 2006, “the Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.
Item 2. Identity and Background.
     The response set forth in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:
     (a) This statement is being filed on behalf of each of the following persons (each, a “Reporting Person”):
i)	Fidelity National Financial, Inc. (“FNF”);

ii)	Chicago Title Insurance Company (“CTIC”); and

iii)	Fidelity National Title Insurance Company (“FNTIC”)
     This Schedule 13D relates to shares held directly by FNF, as well as shares held directly by CTIC and FNTIC. FNF is the parent company of CTIC and FNTIC, each of which is an indirect, majority-owned subsidiary of FNF.
     Information regarding the directors and executive officers of FNF, CTIC and FNTIC is set forth on Schedule I attached hereto, which schedule is incorporated by reference herein.
     An agreement among the Reporting Persons that this Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit 99.1.
     (b) The principal business address of each Reporting Person is as follows:
i)	Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204;

ii)	Chicago Title Insurance Company, 171 N. Clark Street, Chicago, Illinois 60601; and

iii)	Fidelity National Title Insurance Company, 17911 Von Karman, Suite 300, Irvine, California 92614.
     The address of each Reporting Person for correspondence with respect to this filing is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204, Attn: Corporate Secretary.
     (c) FNF is a holding company whose subsidiaries, including CTIC and FNTIC, are engaged in the business of issuing title insurance policies, performing other title and real estate related services and providing technology and processing services to financial institutions and the mortgage and financial services industries.
     (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 31620M 10 6	13D	Page 7 of 14
     (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each Reporting Person is as follows:
i)	FNF is a Delaware corporation;

ii)	CTIC is a Missouri corporation; and

iii)	FNTIC is a California corporation.
Item 3. Source and Amount of Funds or Other Consideration.
     The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     On February 22, 23 and 24, 2006, FNF acquired for cash an aggregate of 35,000 shares of FIS Common Stock. Additionally, on various dates between March 16 and March 24, 2006, CTIC and FNTIC acquired for cash 263,300 and 196,200 shares of FIS Common Stock, respectively.
Item 4. Purpose of Transaction.
     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     FNF and FIS announced on June 26, 2006 that they have signed an Agreement and Plan of Merger (“Merger Agreement”) under which FNF will be merged with and into FIS, with FIS continuing as the surviving corporation. Closing of the merger is expected early in the fourth quarter of 2006.
     The previously announced merger will be consummated immediately after the closing under the Securities Exchange and Distribution Agreement entered into on June 25, 2006 by FNF and FNF’s subsidiary, Fidelity National Title Group, Inc. (NYSE:FNT), which contemplates the exchange by FNF of certain of its assets for newly-issued common stock of FNT and the subsequent distribution by FNF of its shareholdings in FNT to FNF’s stockholders.
     This spin-off dividend is subject to, among other things, receipt of an IRS private letter ruling with respect to the tax-free treatment for both FNF and its stockholders.
     Under the terms of the Merger Agreement, each share of FNF common stock issued and outstanding immediately prior to the merger will be converted into the right to receive that number of shares of FIS common stock equal to the 96,214,500 shares of FIS that FNF currently owns divided by the aggregate number of shares of FNF common stock issued and outstanding immediately prior to the merger (“Conversion Number”). There is no premium or discount associated with the Conversion Number.

CUSIP No. 31620M 10 6	13D	Page 8 of 14
     In connection with the proposed transaction, William P. Foley, II will become Executive Chairman of FIS, Alan L. Stinson will become its Executive Vice President of Finance, Brent B. Bickett will become Executive Vice President — Strategic Planning, Richard N. Massey and Robert M. Clements will become additional Directors, and Phillip B. Lassiter will cease to be a Director. Approximately 2.8 million options to purchase FNF common stock that are held by persons who are or will become FIS employees will be replaced at their intrinsic value by FIS options having the same terms and vesting provisions.
     The Boards of Directors of FNF and FIS each approved the transaction contemplated by the Merger Agreement after receiving the recommendation of a special committee of independent members of their respective boards.
     Completion of the transaction will be subject to a number of conditions, including: approval of the stockholders of each of FNF, FNT (as to its issuance of shares to FNF) and FIS; the receipt of a private letter ruling from the Internal Revenue Service and opinions from FNF’s and FIS’ tax advisors; the clearance of proxy statements by the SEC and effectiveness of registration statements; the receipt of all necessary regulatory approvals for the merger; the receipt of any necessary approvals under credit agreements of FNF, FNT and FIS and any other material agreements; the occurrence of the spin-off dividend in accordance with the Securities Exchange and Distribution Agreement; and the other conditions set forth in the Merger Agreement. There can be no assurance that any or all of these conditions will be satisfied or that the transactions will be completed.
     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     The response set forth in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:
     FNF beneficially owns 97,646,500 shares of FIS Common Stock, which represents approximately 50.9% of the outstanding FIS Common Stock. FNF has the sole power to vote, dispose or direct the disposition of 96,214,500 of such shares.
     CTIC beneficially owns 701,000 shares of FIS Common Stock, which represents approximately 0.4% of the outstanding FIS Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. FNTIC beneficially owns 731,000 shares of FIS Common Stock, which represents approximately 0.4% of the outstanding FIS Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF.
     None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I beneficially owns any shares of Common Stock other than as set forth herein.

CUSIP No. 31620M 10 6	13D	Page 9 of 14
Item 7. Materials to be Filed as Exhibits.
     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:
99.1	Joint Filing Agreement, dated as of June 30, 2006 by and among (i) Fidelity National Financial, Inc.; (ii) Chicago Title Insurance Company; and (iii) Fidelity National Title Insurance Company.

99.2	Agreement and Plan of Merger, dated as of June 25, 2006, by and between Fidelity National Information Services, Inc. and Fidelity National Financial, Inc.

CUSIP No. 31620M 10 6	13D	Page 10 of 14
Signatures
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
Dated: June 30, 2006	By:	/s/ Todd C. Johnson
		Name:	Todd C. Johnson
		Title:	Senior Vice President and Secretary

CHICAGO TITLE INSURANCE COMPANY
Dated: June 30, 2006	By:	/s/ Todd C. Johnson
		Name:	Todd C. Johnson
		Title:	Senior Vice President and Secretary

FIDELITY NATIONAL TITLE INSURANCE COMPANY
Dated: June 30, 2006	By:	/s/ Todd C. Johnson
		Name:	Todd C. Johnson
		Title:	Senior Vice President and Secretary

CUSIP No. 31620M 10 6	13D	Page 11 of 14
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
OF FIDELITY NATIONAL FINANCIAL, INC.,
FIDELITY NATIONAL INFORMATION SERVICES INC.,
CHICAGO TITLE INSURANCE COMPANY
AND
FIDELITY NATIONAL TITLE INSURANCE COMPANY
     The names and present principal occupations of the directors and executive officers of FNF, FIS, CTIC and FNTIC are set forth below. FNF is the parent company of each of FIS, CTIC and FNTIC, each of which is majority-owned by FNF. The business address of each director or executive officer is that of (1) FNF, FIS, CTIC or FNTIC, as applicable or (2) FNF, with respect to this filing. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FNF, FIS, CTIC or FNTIC, as applicable. Each of the named individuals is a citizen of the United States.
Directors and executive officers of FNF:

William P. Foley, II	Chief Executive Officer/ Chairman of the Board of Directors

Brent B. Bickett	President

Alan L. Stinson	Executive Vice President, Chief Financial Officer and Chief Operating Officer

Peter T. Sadowski	Executive Vice President and General Counsel

John F. Farrell, Jr.	Director

Daniel D. (Ron) Lane	Director

Douglas K. Ammerman	Director

Richard N. Massey	Director

Cary H. Thompson	Director

Thomas M. Hagerty	Director
Directors and executive officers of FIS:

Lee A. Kennedy	President and Chief Executive Officer/ Director

Jeffrey S. Carbiener	Executive Vice President and Chief Financial Officer

Brent B. Bickett	Executive Vice President

Hugh R. Harris	Executive Vice President, Mortgage Processing Services

Gary A. Norcross	Executive Vice President, Integrated Financial Solutions

Peter T. Sadowski	Executive Vice President

Frank R. Sanchez	Executive Vice President, Enterprise Banking and Retail Solutions

Michael A. Sanchez	Executive Vice President, International

Ernest D. Smith	Executive Vice President, Lender Information and Outsourcing Services

Alan L. Stinson	Executive Vice President

Michael L. Gravelle	Senior Vice President, General Counsel and Assistant Secretary

CUSIP No. 31620M 10 6	13D	Page 12 of 14

William P. Foley, II	Chairman of the Board of Directors

Thomas M. Hagerty	Director

Daniel D. (Ron) Lane	Director

Phillip B. Lassiter	Director

Keith W. Hughes	Director

David K. Hunt	Director

Marshall Haines	Director

Cary H. Thompson	Director
Directors and executive officers of CTIC:

Raymond R. Quirk	Chairman of the Board, President and Chief Executive Officer/ Director

Christopher Abbinante	President, Eastern Operations/ Director

Roger S. Jewkes	President, Western Operations/ Director

Erika Meinhardt	President, National Agency Operations/ Director

Raymond M. Cavanagh	Executive Vice President

Edward J. Dewey	Executive Vice President and Chief Administrative Officer

John G. Ernst	Executive Vice President and Regional Manager

Thomas E. Evans, Jr.	Executive Vice President/ Director

Harry S. Geer, Jr.	Executive Vice President, Divisional Manager

Anthony J. Park	Executive Vice President and Chief Financial Officer/ Director

Peter T. Sadowski	Executive Vice President

Ernest D. Smith	Executive Vice President

Alan L. Stinson	Executive Vice President/ Director

Gary R. Urquhart	Executive Vice President and General Counsel/ Director

Frank P. Willey	Executive Vice President

Charles H. Wimer	Executive Vice President

John A. Wunderlich	Executive Vice President/ Director

Todd C. Johnson	Senior Vice President and Secretary

Patrick G. Farenga	Vice President and Treasurer
Directors and executive officers of FNTIC:

William P. Foley, II	Chairman of the Board and Chief Executive Officer/ Director

Christopher Abbinante	President, Eastern Operations

CUSIP No. 31620M 10 6	13D	Page 13 of 14

Roger S. Jewkes	President, Western Operations/ Director

Erika Meinhardt	President, National Agency Operations

Raymond R. Quirk	President and Chief Executive Officer/ Director

Paul D. DeFalco	Executive Vice President and Regional Manager

Edward J. Dewey	Executive Vice President and Chief Administrative Officer

Thomas E. Evans, Jr.	Executive Vice President and Regional Manager

Joseph W. Grealish	Executive Vice President and Regional Manager

James H. Kay, Jr.	Executive Vice President and Regional Manager

Kevin D. Lutes	Executive Vice President

Anthony J. Park	Executive Vice President and Chief Financial Officer/ Director

Peter T. Sadowski	Executive Vice President

Gary R. Urquhart	Executive Vice President and General Counsel

Charles H. Wimer	Executive Vice President and Assistant Secretary

Todd C. Johnson	Senior Vice President and Secretary

Patrick G. Farenga	Vice President and Treasurer

CUSIP No. 31620M 10 6	13D	Page 14 of 14
EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of June 30, 2006 by and among (i) Fidelity National Financial, Inc.; (ii) Chicago Title Insurance Company; and (iii) Fidelity National Title Insurance Company.

Exhibit 99.2	Agreement and Plan of Merger, dated as of June 25, 2006, by and between Fidelity National Information Services, Inc. and Fidelity National Financial, Inc.